TRENCH ELECTRIC B.V.

FORM 6-K Equivalent

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.*

For the Quarter Ending April 3, 2004.

Trench Electric B.V.

(Exact Name of Registrant as Specified in Its Charter)

The Netherlands

(Jurisdiction of Incorporation or Organization)

Prof. JH Bavincklaan, 1083 AT, Amstelveen, The Netherlands

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                                 Form 40-F  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____

  No     X

* This Form 6-K Equivalent is furnished pursuant to an indenture agreement.

#

TRENCH ELECTRIC B.V.

TRENCH ELECTRIC B.V.

PART I.  FINANCIAL INFORMATION

ITEM 1.  CONSOLIDATED FINANCIAL STATEMENTS (Unaudited except for December 31, 2003 figures)

CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars)

	Apr. 3,	Dec. 31,
ASSETS	2004	2003
Current assets Cash and cash equivalents	$ 21,115	$ 31,081
Trade accounts receivable — net	72,741	70,194
Inventories, net (note 3)	49,772	48,763
Prepayments	1,855	1,706
Deferred income tax	701	701
Other current assets	6,208	5,971
Total current assets	152,392	158,416
Property, plant and equipment (note 4)	77,509	80,968
Intangible asset, net of accumulated amortization (note 5)	1,344	1,435
Goodwill (note 6)	144,835	148,835
Prepaid pension	281	287
Deferred financing costs — net of accumulated amortization	3,463	4,000
Deferred income tax	14,807	14,807
Long-term receivables	4,371	4,718
Other assets	22	23
Total assets	$ 399,024	$ 413,489

LIABILITIES Current liabilities Bank indebtedness and other short-term debt	$ -	$ -
Trade accounts payable	41,281	44,147
Accrued liabilities	31,260	28,212
Advance billings	5,211	8,386
Due to parent	11,143	11,165
Income tax payable	1,836	3,579
Deferred income tax	180	92
Current portion of obligation under capital lease (note 9)	190	309
Current portion of long-term debt (note 7)	14,466	13,695
Total current liabilities	105,567	109,585
Long-term portion of obligation under capital lease (note 9)	480	544
Long-term debt (note 7)	153,535	160,751
Pension and post-retirement benefits	21,030	21,309
Deferred income tax	15,045	15,045
Other liabilities	12,365	13,113
Total liabilities	308,022	320,347

Contingencies and commitments (notes 11 and 12)
Minority interest	12,386	11,639

SHAREHOLDER'S EQUITY Share capital Authorized (200,000 common shares of one Dutch Guilder (€0.45) each, Issued and outstanding 40,000 common shares of one Dutch Guilder (€0.45) each)	20	20
Additional paid in capital	75,694	75,694
Accumulated other comprehensive profit	314	3,749
Accumulated surplus	2,588	2,040
Total shareholder’s equity	78,616	81,503
Total liabilities and shareholder’s equity	$ 399,024	$ 413,489

The accompanying notes are an integral part of these consolidated financial statements.

TRENCH ELECTRIC B.V.

UNAUDITED

CONSOLIDATED STATEMENT OF INCOME

(in thousands of U.S. dollars)

	Three months ended
	April 3,	Mar. 29,
	2004	2003

Sales	$ 76,314	$ 66,633
Cost of sales	53,776	44,908
Gross profit	22,538	21,725
Selling, general and administrative expenses	13,356	11,546
Operating income	9,182	10,179
Foreign exchange loss (gain)	2,679	(8,805)
Interest expense	4,708	4,837
Income before income taxes and minority interest	1,795	14,147
Provision for income taxes	505	878
Income for the period before minority interest	1,290	13,269
Minority interest	742	1,180
Net income for the period	$ 548	$ 12,089

The accompanying notes are an integral part of these consolidated financial statements.

TRENCH ELECTRIC B.V.

UNAUDITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)

	For the three months ended
	April 3, 2004	March 29, 2003
Cash provided by (used in) OPERATING ACTIVITIES Net income for the period	$ 548	$ 12,089
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	742	1,180
Depreciation of property, plant and equipment	2,219	2,008
Amorization of intangible asset	37	-
Amortization of deferred financing costs and non-cash interest	399	361
Loss on disposal of property, plant and equipment	-	2
Unrealized exchange loss (gain) on long-term debt	2,838	(9,981)
Changes in non-cash working capital and other non-cash items	(8,760)	3,884
	(1,977)	9,543

INVESTING ACTIVITIES
Proceeds on sale of assets	-	6
Purchase of property, plant and equipment	(1,040)	(879)
	(1,040)	(873)

FINANCING ACTIVITIES
Payments on revolving credit facility	-	(3,933)
Proceeds from short-term debt	-	178
Payments on short-term debt	-	(362)
Proceeds from long-term debt	1,208	-
Payments on long-term debt	(7,621)	-
Payments on capital leases	(140)	(151)
	(6,553)	(4,268)

Effect of exchange rate changes on cash	(396)	173

(Decrease)/Increase in cash during the period	(9,966)	4,575
Cash and cash equivalents, beginning of period	31,081	15,422

Cash and cash equivalents, end of period	$ 21,115	$ 19,997

The accompanying notes are an integral part of these consolidated financial statements.

TRENCH ELECTRIC B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 3, 2004

(expressed in thousands of U.S. dollars unless stated otherwise)

1.

FORMATION AND BASIS OF PRESENTATION

Trench Electric B.V. (“the Company”), incorporated in the Netherlands, is a multinational manufacturing and engineering group with our major operations in Austria, Brasil, Canada, China, England, France, Germany and Switzerland. Trench Electric B.V. and its subsidiary companies (collectively “the Group”) manufacture electrical Transmission and Distribution equipment that transforms, regulates, conditions and measures electricity for utilities and industrial customers.

In this Form 6-K Equivalent, unless the context otherwise requires, we have used "Group", "Trench", “We” or “Our” to mean Trench Electric B.V. ("Trench Electric") together with its direct or indirect subsidiaries and their predecessor companies. "Company" refers to the stand-alone Trench Electric B.V.

We have a 52 or 53 week fiscal year and each quarter ends on the Saturday nearest to the last day of the quarter. All general references to years relate to fiscal years unless otherwise noted.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The accompanying unaudited financial statements reflect all adjustments (consisting of normal, recurring items) necessary for the fair presentation of results for these interim periods.  These results are based upon generally accepted accounting principles consistently applied with those used in the preparation of our 2003 Annual Report on Form 20-F Equivalent and updated for recent accounting pronouncements.

Principles of consolidation

The consolidated financial statements include the accounts of Trench Electric B.V. and all of our subsidiaries (together the "Group”).  All significant inter-company items are eliminated in consolidation.  Entities which are not controlled but over which we have the ability to exercise significant influence are accounted for using the equity method.  Businesses acquired during the financial period have been fully consolidated using the purchase method from the date the responsibility for the operations was transferred to us.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Foreign currency

Translation gains and losses result from the effect of exchange rate changes on transactions denominated in currencies other than the operating entities’ local currencies.  Gains and losses on those transactions are included in the income statement for the period in which exchange rates change.

TRENCH ELECTRIC B.V.

For operations with functional currencies other than the U.S. dollar, all assets and liabilities are translated into U.S. dollars at the exchange rates prevailing at the balance sheet date, equity at historical rates and all income and expenses are translated at the average exchange rates prevailing during the period. The resulting translation adjustments are recorded as a component of other comprehensive income (loss).

Cash and cash equivalents

Cash and cash equivalents include bank deposits and term deposits at varying rates of interest and with original maturities less than ninety days.

Inventories

Inventories include materials, labor and an allocation of overhead.  Inventories are stated at the lower of cost, determined on a first-in, first-out basis, and either replacement cost for raw materials or net realizable value for work-in-process and finished goods.

Property, plant and equipment

Property, plant and equipment are stated at cost net of accumulated depreciation.  Depreciation is provided over the estimated useful lives of the assets on a straight-line basis, using the following annual rates:

Buildings

2.5% — 10%

Machinery and equipment

6.5% — 33.3%

Intangible Assets

Intangible assets are stated at cost net of accumulated depreciation.  Amortization is provided over the estimated useful lives of the assets on a straight-line basis, using the following useful life:

Intellectual property

10 years

Goodwill

Effective January 1, 2002, we have followed the requirements of FAS 142, Goodwill and Other Intangible Assets, which requires that goodwill not be amortized but tested at least annually for impairment.

Deferred financing costs

Deferred financing costs are amortized over the expected life of the related debt on a straight-line basis and form part of total interest expense.

Impairment of long-lived assets

We evaluate whether events or circumstances have occurred that indicate that the carrying amount of long-lived assets may not be recoverable.  When factors indicate possible impairment, we recognize an impairment loss if the sum of the expected future undiscounted and without interest charges cash flow is less than the carrying amount of the asset.  The amount of the impairment loss would be the difference between the fair value of the respective asset and our carrying amount.

TRENCH ELECTRIC B.V.

We evaluate the realizability of long-lived assets based on projected undiscounted cash flows and operating income.  Effective January 1, 2002, we have followed the requirements of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Research and development

Research and development expenses are charged to the statement of income as they are incurred.

Financial instruments

Our financial instruments recorded on the consolidated balance sheet include cash, accounts receivable, accounts payable, accrued liabilities and debt obligations. The book values of cash, accounts receivable and payable, advance billings, accrued liabilities, due to parent and bank indebtedness are considered to be representative of fair values because of the short-term to maturity of these instruments. The fair values of the long-term debt are based on rates available to us for debt with similar terms and maturities.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) as amended by FAS 137 and FAS 138 and as interpreted by the Derivatives Implementation Group, was adopted by us effective as of January 1, 2001.  FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities.  FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.  FAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

Certain contracts that meet the definition of a derivative under FAS 133 may qualify as a normal purchase or a normal sale.  A normal purchase or a normal sale is excluded from the scope of FAS 133.  Specific criteria must be met and documented in order for a contract that would otherwise be regarded as a derivative to qualify as a normal purchase or normal sale.  We have evaluated all commodity contracts to determine if they meet the definition of a derivative and qualify as a normal purchase or normal sale.

We did not designate any of our derivatives as qualifying hedge instruments under FAS 133 and accordingly recorded the cumulative effect of adopting FAS 133 at January 1, 2001.  We have not subsequently designated any of our derivatives as qualifying hedge instruments under FAS 133.  Gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income under currency gains and cash flows in the net income (loss) figure in accordance with the earnings treatment of the hedged transaction.

We evaluated our contracts for "embedded" derivatives, and considered whether any embedded derivatives would have to be bifurcated, or separated, from the host contracts in accordance with FAS 133 requirements.

We occasionally enter into foreign currency forward contracts to manage foreign currency exposures related to sales to foreign customers.  These contracts are designed to hedge firm commitments to pay European, Asian and North American currencies within a two-year period.  The maturities of these contracts are planned to coincide with the receipts of the foreign funds.  Recognition of gains and losses on the foreign exchange contracts are deferred until settlement of the particular transaction being hedged. The gains and losses on the contracts offset losses and gains of the transactions being hedged, resulting in protection from the risks of foreign exchange movements for those transactions and the avoidance of losses affecting results of operations.  There were no derivative financial instruments in our Company as of April 3, 2004.

TRENCH ELECTRIC B.V.

Concentration of credit risk

Financial instruments that potentially subject us to credit risk are trade accounts receivable and foreign exchange contracts.  Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising our customer base and the breakdown of the customer base among geographical areas.  We are exposed to credit risk with respect to foreign exchange contracts in the event of non-performance by the counter parties to these financial instruments, which are major financial institutions.  Management believes the likelihood of incurring material losses related to this credit risk is remote.

Other comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles in the United States of America are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholder's equity.  Our other comprehensive income is comprised of cumulative foreign currency translation adjustments and minimum pension liabilities adjustments.

Prior year comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

Accounting developments

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities.” In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be combined by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  In December 2003, the FASB issued FASB Interpretation 46(R), Consolidation of Variable Interest Entities. FIN 46(R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities.  FIN 46(R) should be applied to entities considered to be Special Purpose Entities (SPE's) no later than the end of the first reporting period after December 15, 2003 and by the end of the first reporting period that ends after March 15, 2004 to entities other than SPE's. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.  We believe that this standard does not have a material impact on our financial position or results of operations.

In April 2003, FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.”  This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement amends Statement 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of an “underlying,” and the characteristics of a derivative that contains financing components.  This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003.  In addition, with certain exceptions, all provisions of this Statement should be applied prospectively.  We believe that this standard does not have a material impact on our financial position or results of operations.

TRENCH ELECTRIC B.V.

In May 2003, FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  FAS 150 establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer.  This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  We believe that this standard does not have a material impact on our financial position or results of operations.

In December 2003, FASB issued Statement No. 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106.”  FAS 132R revises employers’ disclosures about pension plans and other postretirement benefit plans.  It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces.  It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans.  The required information should be provided separately for pension plans and for other postretirement benefit plans.  This Statement retains the disclosures required by Statement 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and required additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosure requirements have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods.  The provisions of Statement 132 remain in effect until the provisions of this Statement are adopted. Except as noted below, this Statement is effective for financial statements with fiscal years ending after December 15, 2003.  The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003.  Disclosure of information about foreign plans required by paragraphs 5(d), 5(e), 5(g), and 5(k) of this Statement is effective for fiscal years ending after June 15, 2004.  All of the Group’s pension and post-retirement benefits arise from “foreign plans.”  The Group is therefore required to present the additional disclosures for its 2004 year for periods ending after June 15, 2004.  We have not evaluated the impact of FAS 132R and do not intend to early adopt.

TRENCH ELECTRIC B.V.

3.  INVENTORIES

Inventories by major category were as follows:

	Apr. 3	Dec. 31
	2004	2003
Raw materials	$ 26,380	$ 26,449
Work-in-process	18,673	17,121
Finished goods	7,218	7,978
	52,271	51,548
Less: provision	2,499	2,785
	$ 49,772	$ 48,763

4.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment by major classification were as follows:

	Apr. 3	Dec. 31
	2004	2003
Land	$ 24,355	$ 25,350
Buildings	35,173	36,517
Machinery and equipment	62,988	63,331
	122,516	125,198
Less: accumulated depreciation	45,007	44,230
	$ 77,509	$ 80,968

5.  INTANGIBLE ASSET

Intangible asset was as follows at:

	Apr. 3	Dec. 31
	2004	2003
Intellectual property	$ 1,393	$ 1,448
Less: accumulated amortization	49	13
	$ 1,344	$ 1,435

During 2003, our Austrian subsidiary purchased intellectual property.  The expected annual amortization is $145, subject to foreign currency fluctuations.

6.  GOODWILL

Goodwill, net of accumulated amortization, was as follows:

	Apr. 3	Dec. 31
	2004	2003
Goodwill	$ 162,938	$ 167,456
Less: accumulated amortization	18,103	18,621
	$ 144,835	$ 148,835

According to FAS 142, goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather an annual assessment of impairment by applying a fair-value-based test. The statement requires a test for impairment to be performed annually, or immediately if conditions indicate that such an impairment could exist.

We adopted the statement effective January 1, 2002.  As a result of adopting FAS 142 we no longer record goodwill amortization.  We have completed the transitional and annual goodwill impairment tests as required under FAS 142 and no impairment was identified.

TRENCH ELECTRIC B.V.

7.  LONG-TERM DEBT

Long-term debt consisted of the following:

	Apr. 3 2004	Dec. 31 2003	Currency Denomination
10 ¼% Senior subordinated notes	$ 150,915	$ 150,915	U.S. dollars

CIBC World Markets Plc Term Facility	14,416	14,421	U.S. dollars/Euros/ Pounds Sterling
Other ICBC Bank Shanghai Branch	-	5,999	Chinese renminbis
Bank of China	2,029	946	Chinese renminbis
Agence Rhin Meuse	641	836	Euros
SEC (Shanghai Electric Company) Finance Company	-	1,329	Chinese renminbis
Total long-term debt	168,001	174,446
Less: current portion of long-term debt	14,466	13,695
Non-current portion of long-term debt	$ 153,535	$ 160,751

In 1997 we issued 10¼ percent Senior Notes due 2007 (the “Notes”) in the aggregate amount of $160,000, which are listed on the Luxembourg Stock Exchange.  In 2000, $9,085 of the Notes were repurchased on the open market.

In 2000, we entered into a Facilities Agreement dated April 18, 2000 (“Facilities Agreement”) with our senior lenders, arranged by CIBC World Markets PLC, providing for Term Loan Facilities and Revolving Credit Facilities.

Of the current portion of long-term debt, $11,108 relates to a cash sweep, a mandatory reduction of the term loan calculated in accordance with the Facilities Agreement with CIBC World Markets plc.  In addition, another $1,166 relates to scheduled repayments of the term loan in April 2004 and October 2004 after taking into account the effect of the cash sweep.  If we factored out the effect of the cash sweep, the current portion of long-term debt would have been $7,715.

Please refer to Note 10 for details on the potential redemption of the Notes.

8.  FINANCIAL INSTRUMENTS

During the normal course of business, we are exposed to foreign currency risk.  These risks create volatility in earnings and cash flows from period to period.  We occasionally make use of derivative instruments to eliminate or limit these risks.  Our objective is to reduce the volatility of earnings and cash flows associated with market risks. Derivative instruments held by us are used for hedging and non-speculative purposes.

We have recognized obligations denominated in foreign currencies.  We seek to hedge a portion of the foreign currency risk arising from foreign currency-denominated forecasted transactions and certain significant recognized assets and liabilities.  Forward contracts are used to fix or protect the exchange rate to be used for designated foreign currency-denominated forecasted transactions.  The gains and losses on the derivative contracts offset, to a certain extent, the gains and losses on the transactions being hedged resulting in the avoidance, to a certain extent, of losses affecting our results of operations.

At April 3, 2004, we did not have any contracts to buy or sell foreign currencies.

TRENCH ELECTRIC B.V.

The carrying amounts and fair values of our significant financial instruments were as follows at April 3, 2004 and December 31, 2003:

	2004		2003
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	$ 21,115	$ 21,115	$ 31,081	$ 31,081
Trade receivables, prepayments and other current assets	80,804	80,804	77,871	77,871
Bank indebtedness	-	-	-	-
Accounts payable, accrued liabilities, advance billings, income tax payable and due to parent	90,731	90,731	95,489	95,489
Long-term debt (including current portion)	168,001	173,472	174,446	177,464
Foreign currency forward contracts	-	-	-	-

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables.  We monitor the fair value of derivative instruments on a periodic basis.  Foreign currency and commodity forwards are valued using forward rates observed from quoted prices in the relevant markets when possible.  We assume parties to long-term contracts are economically rational and will immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

9.  CAPITAL LEASES

We are committed under various capital leases for plant and equipment.  The future minimum annual payments under capital leases are approximately as follows:

2004	$ 162
2005	188
2006	197
2007	190
737
Imputed interest	67$ 670

10.  SUBSEQUENT EVENT

The shareholders of Trench Electric Holding BV agreed on April 28, 2004 to sell 100% of the share capital in Trench Electric Holding BV (“TEHBV”), to Siemens AG (‘Siemens’).  The consideration is US$340 million on a debt free, cash free basis.  Subject to completion requirements, the sale is expected to be completed in the second half of 2004.

After completion of the transaction it is intended that either Trench Electric BV (a subsidiary of TEHBV) or Siemens AG (or an affiliate) will redeem Trench's outstanding 10.25% Senior Subordinated Notes due 2007; such transaction will be effected in accordance with the terms of the related Indenture dated 16 December 1997.  The consideration to be received in connection with this transaction will be sufficient for the purpose of redeeming these notes.

Costs incurred in relation to the sale of the shares of TEHBV are currently being borne by TEHBV and are expected to be in the region of $2 million.

TRENCH ELECTRIC B.V.

11.  GUARANTEES

We extend a variety of financial and product warranty guarantees to third parties. As of April 3, 2004 the following were outstanding:

	Apr. 3, 2004		Dec. 31, 2003
In ’000’s U.S. Dollars	Maximum	Carrying	Maximum	Carrying
	Potential	Amount of	Potential	Amount of
	Payment	Liability	Payment	Liability
Financial guarantees:
CIBC letters of credit and guarantees	$ 11,849	$ —	$ 14,414	$ —
Other letters of credit and guarantees	7,051	—	7,223	—
	$ 18,900	$ —	$ 21,637	$ —

We accrue for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated.  The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued.

We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond normal service and warranty policies on some of our products.  Liability under service and warranty policies is based upon a review of historical warranty and service claim experience.  Liability for performance and operating cost guarantees is based upon future product performance and durability, and is estimated largely based upon historical experience.  Adjustments are made to accruals as claim data and historical experience warrant.  In addition, we may incur discretionary costs to service our products in connection with product performance issues.

The changes in the carrying amount of service and product warranties and product performance guarantees for the three months ended April 3, 2004 are as follows:

In ’000’s U.S. Dollars	Apr. 3	Dec. 31
	2004	2003
Balance as of beginning of period	$ 3,159	$ 2,729
Warranties and guarantees issued	98	675
Settlements made	(145)	(599)
Adjustments to provision	(34)	(109)
Exchange	(75)	463
Balance as of end of period	$ 3,003	$ 3,159

Certain companies at the TEBV level or below are cross guaranteeing the loans at the TEHBV parent level, namely the former vendor loan to Trench LN Holdings S.A. and certain shareholder loans by the four CVC entities.

12.  COMMITMENTS

As of April 3, 2004, we were committed to purchase $440 of fixed assets.

TRENCH ELECTRIC B.V.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion generally relates to the historical combined results of operations and financial condition of our group of companies and should be read in conjunction with the unaudited financial information included elsewhere in this document.

General

We are a world leader in the design, manufacture and sale of engineered products for high voltage applications in electric utility and high energy industrial systems.  We operate a global business, with sales that are widely diversified by geographic region and by product line.  Our principal customers are electric utilities and contractors that provide power systems and equipment for use in utility and industrial systems.  We also sell to original equipment manufacturers of electrical equipment.

A significant portion of our sales to developed markets such as North America and the European Community consists of the sale of replacement equipment.  Our sales to the rest of the world consist primarily of the sale of equipment related to new construction.  Although historically sales have been relatively stable, individual markets, or customers can vary significantly from period to period, particularly in less developed markets given the project nature of power transmission construction.  Developments in the independent power producers market as well as the California deregulation issues led to a slow down in investment in generation and in the global trend towards privatization in 2002 with no imminent signs of recovery.

Our business is also significantly impacted by prevailing legal, regulatory and economic conditions in the electric power industry, which has been characterized by dramatic change in recent years, including deregulation, privatization and restructuring.  These changes have increased competition among our principal end-user customers, particularly in developed markets, and the attendant uncertainties regarding the outcome of these trends resulted in reduced growth of expenditures on electricity generation, transmission and distribution infrastructure.  Utility spending in areas of system efficiencies in order to utilize industry capacity is increasing.  The recent blackouts in North America and Europe have created concern regarding the levels of investment in the past decade.  Industry experts anticipate that significant increases in infrastructure spending are required to restore the integrity of the transmission grid.

2004 Compared to 2003

Results of Operations

First Quarter of 2004 Compared with First Quarter of 2003

First Quarter (in millions of U.S. dollars)

2004

2003

       Change

Sales

$76.3

$66.6

                        14.5%

Sales for the first quarter of 2004 were $76.3 million, an increase of 14.5% from the first quarter of 2003.  Excluding the effect of foreign exchange rates on translation, sales in the first quarter of 2004 increased by 2.5% or $1.7 million from the first quarter of 2003.  Excluding the effect of foreign exchange rates on translation, sales of Coil and Bushing products increased, while sales of Transmission products decreased year over year.  Instrument Transformer sales (excluding China) continue to be affected by a shortage of transmission projects, particularly in North America.  Sales from our subsidiaries in China increased from $12.1 million in the first quarter of 2003 to $14.8 million in the first quarter of 2004, an increase of 22.3%.  The increased sales in China accounted for $2.7 million of the sales increase from the prior year.

TRENCH ELECTRIC B.V.

First Quarter (in millions of U.S. dollars)

2004

2003

       Change

Gross Profit

$22.5

$21.7

                       3.7%

Percentage of net sales

 29.5%

32.6%

Gross Profit for the first quarter of 2004 was $22.5 million, an increase of $0.8 million from the first quarter of 2003.  Excluding the effect of foreign exchange rates on translation, gross profit decreased by $1.6 million or 7.2% from the same period in 2003.  Gross profit as a percentage of sales in the first quarter of 2003 was 29.5% compared with 32.6% in the first quarter of 2003, the result of a competitive environment for all three main product groups.

First Quarter (in millions of U.S. dollars)

2004

2003

       Change

Selling, general and administrative

Expenses

$13.3

$11.5

                        15.7%

Percentage of net sales

 17.5%

17.3%

Selling, general and administrative expenses in the first quarter of 2004 were $13.3 million, an increase of $1.8 million from the first quarter of 2003.  Excluding the effect of foreign exchange rates on translation, selling, general and administrative expenses in the first quarter of 2004 increased by 3.4% from 2003.  Selling, general and administrative expenses as a percentage of sales for the first quarter of 2004 at 17.5% is slightly higher than the percentage achieved in the first quarter of 2003 of 17.3%.  A provision has been taken against various receivables carried by the Chinese joint ventures, mainly as a result of a customer recently getting into financial difficulties.

First Quarter (in millions of U.S. dollars)

2004

2003

       Change

Operating Income

$9.2

$10.2

         (9.8%)

Percentage of net sales

12.0%

15.3%

Operating Income.  Operating income in the first quarter of 2004 was $9.2 million, a decrease of $1.0 million from the first quarter of 2003. Excluding the effect of foreign exchange rates on translation, in the first quarter of 2004 operating income decreased by $1.9 million or 19.1%, primarily due to pricing pressures in all three main product groups.

TRENCH ELECTRIC B.V.

Financial Condition and Liquidity

As at April 3, 2004, our consolidated total debt and accumulated cash were $168.0 million and $21.1 million, respectively, whereas at December 31, 2003, our consolidated total debt and accumulated cash were $174.4 million and $31.1 million, respectively.  Our cash and cash equivalents are held in the following currencies: Brasilian real, British pound, Canadian dollar, Chinese renminbi, Euro, Swiss franc and the U.S. dollar.  At April 3, 2004, $32.3 million, excluding letters of credit and bank guarantees, was available to us for borrowing under a Revolving Credit Facility governed by the Facilities Agreement dated April 18, 2000 (“Facilities Agreement“) with our senior lenders, arranged by CIBC World Markets Plc, providing for Term Loan Facilities and Revolving Credit Facilities.  Of the $32.3 million available, $5.1 million is a restricted revolving credit facility, and we would require the consent of our senior lenders to access this portion (December 2003 - $5.1 million).  If CIBC letters of credit and bank guarantees are factored in, the net available revolving credit facility, without including the restricted element, was $15.4 million compared to $12.8 million in December 2003.

The Facility Agreement covenants comprise: EBITDA to Net cash interest payable; Cash flow to Debt service; Net debt to EBITDA; Adjusted net worth; and separate annual capital expenditure thresholds for Shanghai, Fushun and non-Chinese operations.  At December 31, 2003 Trench exceeded the permitted threshold for Shanghai capital expenditure by $91 following the early delivery (in late December 2003) of certain assets which will be brought into use in 2004.  Trench received a waiver in this regard from the Banks.  In all other respects Trench has complied with the above financial covenants.  Having taken account of waiver and amendment letters received from our Senior Lenders, we anticipate remaining in compliance with those covenants.  The amendments permitted us to take the entire gain of approximately $5.5 million over the six quarters ending March 2002 (for covenant calculation purposes only) on the sale in 2000 of certain instrument transformer and bushings technologies in connection with our Shanghai operation.  This amendment was consented to on the basis that substantially all of the gain had already been realized in cash.  Similarly, we have obtained an amendment letter from our Senior Lenders to allow us to recognize (for covenant purposes only) the $10 million gain from the sale of certain coil technologies in 2002 in connection with our Shanghai operation on an accelerated basis to the end of December 31, 2006.  Under U.S. GAAP both of these gains will be recognized over the life of the licensing agreement (10 years).

In addition, our Senior Lenders agreed to increase the headroom available to us within the financial covenants for the interest coverage and the leverage ratios from 31st March 2003 to 31st December 2005.  For the avoidance of doubt no changes have been made to the Net Worth covenant or the Cash Flow to Debt Service covenant.

Also, our Senior Lenders agreed that both the cash costs and the profit and loss write-offs associated with the reorganization in Switzerland in 2000 and 2001 can be excluded from all covenant calculations as originally defined.  Items associated with the reorganization in Switzerland were subject to separate additional covenant tests.

The amendments also create additional flexibility under our capital expenditures covenant in connection with the capital expenditures in China.  The original capital expenditure covenant was set prior to Trench China, in Shanghai being consolidated into the Group results.

Notwithstanding the foregoing, there can be no guarantee that we will remain in compliance with our financial covenants.  Failure to remain in compliance, or to obtain additional amendments, would have a material adverse effect on our liquidity.

NOTE: THIS DOCUMENT CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS.  ALL STATEMENTS CONTAINED IN THIS DOCUMENT, OTHER THAN HISTORICAL INFORMATION, SHOULD BE VIEWED AS “FORWARD-LOOKING STATEMENTS.”  IN ADDITION, WE OR OUR REPRESENTATIVES MAY FROM TIME TO TIME MAKE ORAL OR WRITTEN STATEMENTS, WHICH SHOULD ALSO BE CONSIDERED “FORWARD-LOOKING STATEMENTS.”  THESE STATEMENTS REPRESENT MANAGEMENT’S CURRENT EXPECTATIONS

TRENCH ELECTRIC B.V.

AND BELIEFS CONCERNING FUTURE EVENTS IMPACTING US AND THEREFORE INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES.  MANAGEMENT ACKNOWLEDGES THAT “FORWARD-LOOKING STATEMENTS” ARE NOT GUARANTEES AND THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED.  A VARIETY OF FACTORS COULD CAUSE BUSINESS CONDITIONS AND OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPECTED BY US OR EXPRESSED IN OUR FORWARD LOOKING STATEMENTS. THESE FACTORS INCLUDE WITHOUT LIMITATION, CHANGES IN MARKET PRICE OR MARKET DEMAND; CHANGES IN RAW MATERIAL COSTS OR AVAILABILITY; LOSS OF BUSINESS FROM CUSTOMERS; UNANTICIPATED EXPENSES; CHANGES IN FINANCIAL MARKETS; FOREIGN CURRENCY CHANGES; POTENTIAL EQUIPMENT MALFUNCTIONS; AND THE OTHER FACTORS DISCUSSED IN OUR FORM 20-F EQUIVALENT FOR THE YEAR ENDED DECEMBER 31, 2003.

WHILE WE PERIODICALLY REASSESS MATERIAL TRENDS AND UNCERTAINTIES AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION IN CONNECTION WITH THE PREPARATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND CERTAIN OTHER SECTIONS CONTAINED IN OUR QUARTERLY, ANNUAL OR OTHER REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WE DO NOT INTEND TO REVIEW OR REVISE ANY PARTICULAR FORWARD LOOKING STATEMENT IN LIGHT OF FUTURE EVENTS.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

The following discussion of our financial risk management activities includes “forward-looking” statements that involve risks and uncertainties.  Actual results could differ materially from those projected in the forward looking statements.

As a result of its global operating and financial activities, we are exposed to market risk by way of changes in interest rates and foreign currency exchange rates.  These changes may adversely affect our consolidated financial position and results of operations.  We seek to manage market risk by using various financial instruments to manage its primary market exposures associated with our underlying assets and liabilities as well as anticipated transactions.  These financial instruments are used to reduce risk by essentially creating offsetting market exposures.  These contracts are entered into with financial institutions in accordance with Group treasury policies and procedures, thereby reducing the risk of credit loss.  Derivative financial instruments are used only for purposes other than trading.

The following discussion contains sensitivity analyses which present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments held by our Group as of April 3, 2004 that were subject to changes in interest rates and foreign currency exchange rates.  The range of sensitivities chosen for these analyses reflects our view of changes that are reasonably possible over a one-year period.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable.  These risks principally include country, commodity, credit and legal risks and are not represented in the following analyses.

Interest Rate Risk

Our exposure to changes in interest rates result from our borrowing activities used to meet our liquidity needs.  Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet our working capital requirements.

TRENCH ELECTRIC B.V.

The majority of our long-term borrowings are in fixed-rate instruments that are not exposed to changes in interest rates.  Other long-term and short-term borrowings have floating interest rates (e.g. LIBOR (London Interbank Offering Rate) plus 1.5% to 2.0%).  There is inherent rollover risk for short-term borrowings as they mature and are renewed at current market rates.  The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements.  Assuming an interest rate increase of 1% on the outstanding term loan facility and revolving credit facility, as at December 31, 2003, our additional annualized interest costs would be approximately $0.144 million (Dec. 2003 - $0.144 million).

Foreign Currency Exchange Rates

We conduct our business internationally, and our principal manufacturing and sales operations are located in Austria, Brasil, Canada, China, England, France, Germany, Malaysia, Switzerland and the United States.  For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency.  Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of our international operations are maintained affect our results of operations and financial position as reported in our financial statements.

Our long term debt is denominated in U.S. dollars, Euros, Chinese renminbis and British pounds while our subsidiary operations account for their businesses in local currencies; namely, Brasilian reals, British pounds, Canadian dollars, Chinese renminbis, Euros, Swiss francs and U.S. dollars. Only as payments are made against long term debt over the next several years will an actual loss or gain crystallize.  We also utilize U.S. denominated commercial paper and borrowings as well as foreign currency denominated borrowings to fund our working capital and investment needs.

We occasionally enter into foreign currency forward contracts to manage foreign currency exposures related to sales to foreign customers.  These contracts are designed to hedge firm commitments to pay European, Asian, Australian and North American currencies within a one-year period.  The maturities of these contracts are planned to coincide with the receipts of the foreign funds.

During the three months ended April 3, 2004, the Company recognized a net foreign currency loss of $2.7 million (March 2003 – gain of $8.8 million).  The Company would be subject to a foreign currency exchange loss of approximately $15.1 million (Dec. 2003 - $15.1 million), on the Senior Subordinated Notes, assuming a 10% foreign currency exchange devaluation from the April 3, 2004 spot rates of the issuers, vis-à-vis the U.S. dollar.

Counterparty Risk from the Use of Derivative Financial Instruments

We are exposed to credit (or repayment) risk and market risk through the use of derivative instruments.  If the counterparty fails to fulfill its performance obligations under a derivative contract, our credit risk will equal the fair value gain in a derivative.  Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes us, thus creating a repayment risk.  When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, assume no repayment risk.

In order to minimize the credit risk in derivative instruments, we enter into transactions with high quality counterparties, which include financial institutions that satisfy our established credit approval criteria.  Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset.

As of April 3, 2004, we did not have any derivative financial instruments, including forward foreign currency contracts.

TRENCH ELECTRIC B.V.

Item 4. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures.  The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)), have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this quarterly report is being prepared.

Changes in Internal Controls.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s disclosure controls and procedures subsequent to the evaluation date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions.

TRENCH ELECTRIC B.V.

PART II: OTHER INFORMATION

Item 1.

Legal Proceedings

Neither Trench Electric nor any of our subsidiaries is currently a party to any pending legal proceedings other than such proceedings that have arisen in the ordinary course of business.  Our management believes that such proceedings if resolved adversely to us would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position or results of operations of our Group.

Item 2.  Changes in Securities and Changes in Security for Registered Securities

None

Item 3.  Defaults Upon Senior Securities

None

Item 4.  Submission of Matters to a Vote of Security Holders

None

Item 5.  Other Information

MWB (Shanghai) Co. Ltd. (“Trench China”) our joint venture operation in Shanghai is in the process of acquiring medium voltage production assets from our joint venture partner in China, Shanghai Instrument Transformer Works (“SITW”).  In addition Trench Switzerland AG is in the process of granting a license for certain low voltage technology to Trench China.

The shareholders of Trench Electric Holding BV agreed on April 28, 2004 to sell 100% of the share capital in Trench Electric Holding BV (“TEHBV”), to Siemens AG (‘Siemens’).  The consideration is US$340 million on a debt free, cash free basis.  Subject to completion requirements, the sale is expected to be completed in the second half of 2004.

After completion of the transaction it is intended that either Trench Electric BV (a subsidiary of TEHBV) or Siemens AG (or an affiliate) will redeem Trench's outstanding 10.25% Senior Subordinated Notes due 2007; such transaction will be effected in accordance with the terms of the related Indenture dated 16 December 1997.  The consideration to be received in connection with this transaction will be sufficient for the purpose of redeeming these notes.

Costs incurred in relation to the sale of the shares of TEHBV are currently being borne by TEHBV and are expected to be in the region of $2 million.

TRENCH ELECTRIC B.V.

Item 6.  Exhibits and Reports on Form 8-K

Item No.		Location of Document in Sequential Numbering System
1.1	Articles of Association of Trench Electric B.V	(1)

2.1	Indenture dated as of December 16, 1997 among Trench Electric B.V.,	(1)
	Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench
	AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH, and The
	Chase Manhattan Bank, as trustee

2.2	Form of 10 ¼% Senior Subordinated Note	(1)

2.3	Registration Rights Agreement dated as of December 11, 1997 among	(1)
	Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench
	Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely
	Trench MWB GmbH and Credit Suisse First Boston Corporation

2.4	Purchase Agreement dated as of December 11, 1997 among the Issuers,	(1)
	the Guarantors, and Credit Suisse First Boston Corporation

2.5	Facilities Agreement dated September 15, 1997, between Valiant	(1)
	Investments B.V., Finatrench (France) S.A., Haefely Trench S.A.,
	Trench Holding A.G., Haefely Holding A.G., Haefely Trench A.G.,
	Haefely Trench MWB GmbH, Haefely Trench Austria A.G., Trench GmbH,
	Trench Corporation, BBA Canada Limited, Trench Inc., Credit Suisse
	First Boston, and Credit Suisse First Boston Canada

2.6	Supplemental Agreement relating to the Facilities Agreement dated	(1)
	September, 15 1997, dated December 16, 1997, between Valiant
	Investments B.V., Finatrench (France) S.A., Haefely Trench S.A.,
	Trench Holding A.G., Haefely Holding A.G., Haefely Trench A.G.,
	Haefely Trench MWB GmbH, Haefely Trench Austria GmbH, Trench
	Limited, Trench Inc., Trench Electric B.V., Valtimon Holdings B.V.,
	Trench Electric S.A., Credit Suisse First Boston, and Credit Suisse
	First Boston Canada

2.7	Intercreditor Agreement dated September 15, 1997, between Credit	(1)
	Suisse First Boston, Credit Suisse First Boston Corporation, BBA
	Properties Limited, CVC European Equity Partners L.P., CVC European
	Equity Partners (Jersey) L.P., Capital Ventures Nominees Limited,
	Citicorp Capital Investors Europe Limited, Valiant Investments
	B.V., Finatrench (France) S.A., Haefely Trench S.A., Trench Holding
	A.G., Haefely Holding A.G., Haefely Trench A.G., Haefely Trench MWB
	GmbH, Haefely Trench A.G., Trench GmbH, Trench Inc., Trench
	Corporation and BBA Canada Limited

3.1	Agreement for the Sale and Purchase of the issued share capital of	(1)
	the Haefely Trench group of companies, dated September 15, 1997,
	between BBA Group PLC, BBA Properties Limited, BBA Overseas
	Holdings Limited, BBA France S.A., The Guthrie Corporation Limited,
	Valiant Investments B.V., Trench GmbH, Finatrench France S.A. and
	Trench Holding AG

TRENCH ELECTRIC B.V.

3.2	Environmental Deed of Indemnity, dated September 15, 1997, between	(1)
	BBA Group PLC, BBA Properties Limited, BBA Overseas Holdings
	Limited, BBA France S.A., The Guthrie Corporation Limited, Valiant
	Investments B.V., Trench GmbH, Finatrench France S.A. and Trench
	Holding AG

3.3	Letter of Employment, dated September 15, 1997, from Trench Inc. to	(1)
	Ron Montgomery

3.4	Letter of Employment, dated September 15, 1997, from Trench Inc. to	(1)
	Allan Finn

3.5	Letter of Employment, dated September 15, 1997, from Trench Inc. to	(1)
	John Finlay

3.6	Asset Purchase Agreement dated July 1, 1999 by and between Haefely Test AG, a Swiss Corporation and Trench Switzerland AG, a Swiss Corporation.	(1)

4.1	Facilities Agreement in relation to a US$25,000,000 Term Facility and a US$25,000,000 Revolving Credit Facility between Trench Electric Holding BV as parent along with Original Borrowers and Guarantors and Charging Companies and CIBC World Markets Plc., dated April 18, 2000.	(1)

4.2	Asset Sale and Purchase Agreement dated April 18, 2000 by and between VA Tech Reyrolle Limited, VA Tech Properties (UK) Limited, VA Tech Elin Service B.V., Trench (UK) Limited and Trench Limited.	(2)

4.3	CVT Base Box Technology Head-Licence Agreement dated March 3, 2000 by and between Trench Limited, Shanghai Instrument Transformer Works and Shanghai Sitico International Trading Company	(2)

4.4	Bushing Technology Head-Licence Agreement dated March 3, 2000 by and between Trench Switzerland AG, Shanghai Instrument Transformer Works and Shanghai Sitico International Trading Company	(2)

4.5	Restated Articles of Association for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated April 7, 2000.	(2)

4.6	Restated Equity Joint Venture Contract for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated April 7, 2000 among Shanghai Instrument Transformer Works, Trench Germany GmbH, Trench Switzerland AG, and Trench Limited.	(2)

4.7	Agreement to amend the Joint Venture Contract, Articles of Association and Related Agreement of Fushun Reyrolle Bushing Company Limited dated April 21, 2001.	(2)

4.8	Equity Transfer Agreement to increase the shareholding in Trench Fushun Bushing Co. Ltd dated December 12, 2002	(2)

TRENCH ELECTRIC B.V.

4.9	Shunt Reactor Technology Head Licence Agreement dated April 16, 2002 by and between Trench Limited, Shanghai Instrument Transformer Works Co. Ltd., and MWB (Shanghai) Co. Ltd.	(2)

4.10	Series Reactor Technology Head Licence Agreement dated April 16, 2002 by and between Trench Limited, Shanghai Instrument Transformer Works Co. Ltd., and MWB (Shanghai) Co. Ltd.	(2)
4.11	Line Trap Technology Head Licence Agreement dated April 16, 2002 by and between Trench Limited, Shanghai Instrument Transformer Works Co. Ltd., and MWB (Shanghai) Co. Ltd.	(2)

4.12	Amendment to the Articles of Association for MWB (Shanghai) Co. Ltd. dated April 13, 2002	(2)

4.13	Fushun joint Venture Contract dated September 27, 2002	(2)

4.14	CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated November 29, 2000	(2)

4.15	CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated January 12, 2001	(2)

4.16	CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated July 12, 2001	(2)

4.17	CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated March 7, 2002	(2)

4.18	CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated September 9, 2002	(2)

4.19	CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated November 6, 2002	(2)

4.20	CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated November 7, 2002	(2)

4.21	CIBC World Markets PLC Covenant Amendment and Waivers with Trench, dated March 21, 2003	(2)

TRENCH ELECTRIC B.V.

4.22	Know-How License Agreement dated June 11, 2003 by and between Trench Austria GmbH and HIGHVOLT Prüftechnik Dresden GmbH	(2)

4.23	CIBC World Markets PLC Covenant Waiver with Trench, dated March 24, 2004	(2)

4.24	Press release announcing sale of Trench to Siemens date April 28,, 2004	(2)

10.1	Code of Ethics dated February 4, 2003	(2)

10.2	Trench Electric BV Remuneration Committee Charter, dated March 23, 2004	(2)

10.3	Trench Electric BV Audit Committee Charter, dated February 4, 2003	(2)

__________

(1)

Incorporated by reference to the Company's Form F-4 Registration Statement No. 333-8334

(2)

Incorporated by reference to the Company's Form 20-F Equivalent & Form 6-K Equivalent.

TRENCH ELECTRIC B.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2004

Trench Electric B.V.

Registrant

By:

_____________________________________________________________________________

Michael John Bissell

Group Finance Director

TRENCH ELECTRIC B.V.

CERTIFICATION

I, Michael J. Bissell, certify that:

1.

I have reviewed this quarterly report on Form 6-K Equivalent of Trench Electric B.V.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: May 26, 2004

/s/ Michael J. Bissell

Michael J. Bissell

Group Finance Director

TRENCH ELECTRIC B.V.

CERTIFICATION

I, Howard Poulson, certify that:

1.

I have reviewed this quarterly report on Form 6-K Equivalent of Trench Electric B.V.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: May 26, 2004

/s/ Howard Poulson

Howard Poulson

Chief Executive